UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Provides Preliminary First Half 2008 Financial Results

First Half 2008 Net Income Nears Full Year 2007 Net Income

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided information on its financial performance for the first half of 2008.

For the six months ended June 30, 2008, Taro estimates net sales of approximately $166.2 million. Gross profit for the first half of 2008 was approximately $91.5 million, or 55% of sales. Operating income for the six months ended June 30, 2008 was approximately $29.2 million, and net income was approximately $20.6 million, or $0.51 per diluted share.

For the second quarter ended June 30, 2008, Taro estimates net sales of approximately $88.1 million. Gross profit for the second quarter was approximately $50.6 million, or 57% of sales. Operating income for the second quarter was approximately $17.7 million, and net income was approximately $13.0 million, or $0.32 per diluted share.

Chairman of the Board, Barrie Levitt, M.D., stated “Taro’s net income for the first half of 2008 has nearly matched our net income of $21.1 million for all of 2007. Results for the first two quarters indicate dramatic financial and operational improvements and show that the turnaround, to which we referred several months ago, is clearly taking place.”

Selling, general and administrative (“SG&A”) expenses for the first half of 2008 were approximately $44.0 million, or 26% of sales, with $23.8 million in the second quarter. The Company noted that its improved earnings took place notwithstanding approximately $10 million of expenses related to maintaining the Company’s Irish facility as well as professional and legal fees associated with the termination of the merger agreement with Sun Pharmaceutical Industries Ltd. and related litigation.

R&D expenses in the first half of 2008 were approximately $18.3 million or 11% of sales.

As of June 30, 2008, Taro had approximately $51.2 million in cash or cash equivalents.

Accounts receivable - trade at June 30, 2008 were approximately $63.9 million, which represents 69 days sales outstanding. Inventories were approximately $75.3 million at June 30, 2008.

Total shareholders' equity at June 30, 2008 was approximately $197.9 million. Total current liabilities were approximately $200.2 million at June 30, 2008. Long term liabilities were approximately $90.2 million at June 30, 2008. Total liabilities were approximately $299.4 million at June 30, 2008.

The Company cautioned that the financial information presented herein does not constitute complete financial information, has not been reviewed by our independent auditors and is subject to possible change. However, subject to the foregoing caveats, the Company believes that the information above represents the best information currently available to Taro management.

As previously reported, the Company has been unable to file audited financial statements for the year ended December 31, 2006 due to questions concerning estimates for accruals for sales returns, chargebacks, rebates, and administrative items recorded in 2005 and prior years. The ending balances for 2006 could affect the year ended December 31, 2007, and accordingly, the Company has been unable to file audited financial statements for 2007 as well. The Company continues to work diligently with its auditors to resolve these issues and obtain completed audits for both years. The Company believes that, in addition to fulfilling other requirements, the availability of audited financial statements should facilitate the relisting of the Company on NASDAQ.

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, and statements with respect to the value of the Company and its pipeline, the Company’s financial performance, including its business model and financial performance during the last two years, relisting of the Company on NASDAQ, availability of financial information, completion of the 2006 and 2007 audits, estimates of financial results and financial information for 2005-2008, review of results for prior years and estimates of expenses and one-time charges. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of the litigation with Sun referenced herein, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4827

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 23, 2008
TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
Name: Tal Levitt
Title: Director and Secretary